Mail Stop 0306

April 25, 2005



Via U.S. Mail and Fascimile

Mr. Frederick J. Hirt
Chief Financial Officer and Senior Vice President - Finance
Arrow International, Inc.
2400 Bernville Road
Reading, PA 19605

	Re:	Arrow International, Inc.
		Form 10-K for the year ended August 31, 2004
Filed November 12, 2004
Form 10-Q for the quarterly period ended November 30, 2004
Form 8-K dated March 21, 2005
      File No. 000-20212


Dear Mr. Hirt:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year ended December 31, 2002
Item 8. Financial Statements and Supplementary Data - Page 31
Note 5. Business Acquisitions - Page 47
1. We note that you refer to an independent valuation on page 48. While you are not required to make reference to independent valuations, when you do so, you must name the expert and file their written consents as an exhibit to any registration statement.
See
Item 601(b) of Regulation S-K. Please revise in future filings. Alternatively, you could disclose the method and significant assumptions used by management to determine the fair values.
Note 16. Segment Reporting - Page 59
2. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangible assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.
Form 10-Q for the Quarterly Period Ended November 30, 2004
Item 4. Controls and Procedures - Page 25
3. Please clarify in future filings whether the internal control observations were material weaknesses. If internal control observations are material weaknesses, disclose in greater detail the nature of these material weaknesses and when these were
identified.
In this regard, also revise to disclose the specific steps that the
company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.
Form 8-K dated March 21, 2005
4. We reference the discussion of non-GAAP measures throughout the Form 8-K and the reconciliation of GAAP to non-GAAP information on page 11, including non-GAAP measures for adjusted net sales, adjusted gross profit, adjusted income before taxes, adjusted net income,
and
adjusted diluted earnings per share. Please note that Instruction
2
to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003 for each non-GAAP measure presented. Please revise to include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
5. In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the preliminary second quarter and six months fiscal year 2005 results focuses on the non-GAAP measures and does not include a discussion of GAAP measures with equal or greater prominence. Please revise.
6. Additionally, we note your disclosures of US sales and growth rates excluding NEOCARE(r) and Stepic distributed products on page 6.
Please revise to provide all the disclosures discussed above for this non-GAAP measure and include the required reconciliation to the most directly comparable GAAP measure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.



					Sincerely,



					Brian Cascio
					Accounting Branch Chief
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Mr. Frederick J. Hirt
Arrow International, Inc.
April 25, 2005
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